Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES RELEASE DATE FOR ITS 2016 FOURTH QUARTER RESULTS AND CONFERENCE CALL/WEBCAST DETAILS

(Calgary, February 9, 2017) - Pengrowth Energy Corporation today announced that it intends to release its fourth quarter and annual results for the period ending December 31, 2016 on Tuesday, February 28, 2017, following the close of equity markets. A conference call and listen only audio webcast will be held, beginning at 6:30 A.M. Mountain Time (MT) on Wednesday, March 1, 2017, during which management will review Pengrowth's results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (844) 358-9179 or (478) 219-0186
Live listen only audio webcast: http://edge.media-server.com/m/p/n587h8ip

 The call will be recorded and available for playback shortly after the conclusion of the meeting using the following dial-in numbers:

(855) 859-2056 or (800) 585-8367
Conference ID: 65915329

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:
Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com